Coordonnées

www.linkedin.com/in/andrea-bonapersona-719a2582 (LinkedIn)

Principales compétences

React.js
Node.js
NoSQL

Languages

Français (Native or Bilingual)
Italien (Native or Bilingual)
Anglais (Full Professional)

Andrea Bonapersona

CEO & Co-Founder @ Trendex (YCombinator S22)
Paris, Île-de-France, France

Résumé

As a creative technologist and experienced entrepreneur, I am driven to make a positive impact through innovative and meaningful products. With over 12 years of experience in the software engineering industry, I have co-founded several successful startups and participated in YCombinator, the world-renowned startup accelerator.

My focus on FinTech and Blockchain has enabled me to build valuable expertise and experience in these areas. I have taken part in building five startups from pre-seed to scale-ups, and have always been passionate about developing products that improve people's lives.

In 2015, I launched the first Ethereum mining GUI software, and since then, I have continued to pursue my passion for creating products that make a difference. With my strong background in software engineering, I bring a unique perspective to every project I work on, and I am always seeking to push the boundaries of what's possible.

As an entrepreneur and technologist, I thrive in fast-paced, dynamic environments and am constantly seeking new challenges. My focus on innovation and delivering results has helped me achieve success in every project I have worked on.

I am always looking to collaborate with other like-minded professionals who share my passion for technology and innovation. If you are interested in working with me, feel free to reach out and let's explore how we can work together to make a positive impact.

Expérience

Trendex

CEO & Co-Founder
mai 2021 - Present (3 ans 6 mois)
France

YCombinator-backed Trendex connects the world's top and most promising
athletes & talents with fans through an innovative GameFied experience.
We are building the next digital era in sports & entertainment. Trendex is an
international, fast-growing startup supported by the most successful investors
& stars in the world.

Arcadium Esport

Investor & Advisor
mars 2019 - Present (5 ans 8 mois)
France

Advising the innovative VC-backed gaming data-based platform that connects
all players, coaches & streamers around the world.

Seein-apps.com

Investor & Advisor
septembre 2022 - Present (2 ans 2 mois)

Bringing my experience in blockchain technology, entrepreneurship and
gaming to the promising VC-backed Seein-apps startup.

Axelerio

Founder & Owner
janvier 2016 - janvier 2022 (6 ans 1 mois)
France

I founded Axelerio during my early twenties, with the objective of providing
my experience in blockchain technology to large companies in a nascent
ecosystem. We have customers all around the world in the sectors of
private equity, insurance & mobility including Hertz, Bertelsmann Group and
Groupama. Axelerio's technology and customer base have been recently
acquired by Goodcloud Software Solutions.

CNRS - Centre national de la recherche scientifique

Software Engineer
novembre 2018 - décembre 2018 (2 mois)
Strasbourg, Grand Est, France

Bringing my technical knowledge to the National Research Center, I worked
closely with a team of software engineers to build better solutions for an
international aerospace technology project.

Goldminer
CEO & Co-Founder
février 2015 - septembre 2018 (3 ans 8 mois)

From a personal student project to over 200,000 downloads, Goldminer has made the blockchain ecosystem accessible to thousands of gamers and GPU owners. Goldminer, a groundbreaking crypto app, allows anyone with a computer to effortlessly join the blockchain ecosystem using optimized mining algorithms and a user-friendly GUI. It has generated crypto worth over USD 50 million for its users at its current valuation, offering a simple and accessible way for people to dive into the fast-expanding cryptocurrency world with just one click.

We believe that by breaking down the barriers to entry, we can create a more inclusive and democratic financial system.

GoodBarber
Technical Lead
janvier 2014 - décembre 2016 (3 ans)
Région de Ajaccio, France

Developed from scratch the 3rd version of GoodBarber's Web Apps Engine. It can generate responsive web apps with the same features as native iOS and Android mobile apps in a matter of seconds. Hundreds of thousands of published Web, iOS and Android apps are using GoodBarber's technology.

Feeligo
Fullstack developer
janvier 2014 - décembre 2014 (1 an)

Tackling data scalability challenges and reducing infrastructure costs using AWS-based solutions

La Belle Assiette
Fullstack developer
janvier 2013 - décembre 2013 (1 an)

I highly participated into the design, development and integration of new features into the La Belle Assiette's chef booking platform, later spinned off and sold to EasyCater.

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Formation

Y Combinator

S22, Entrepreneuriat / études entrepreneuriales · (mai 2022 - septembre 2022)

CESI

Management & Software engineering, Ingénierie informatique · (2009 - 2014)